The Metroplex is located at the hub of four interstate highways. Interstate 35 (Stemmons Freeway) and Interstate 45 provide north/south access to and from the Metroplex, while Interstate 20 and Interstate 30 (C.F. Hon Freeway) provide east/west access. Another major artery feeding into the central city is US-67 (Marvin D. Love Freeway). Two outer loops, Interstate 635 in Dallas and Interstate 820 in Forth Worth, surround the respective cities.

         The many institutions of higher learning in the area include Southern Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas and Texas Christian University.

         The 1,000-acre Texas Motor Speedway was recently completed. It is located just north of Alliance Airport in Denton County, and currently seats approximately 160,000 people. The speedway has created approximately 6,200 new permanent and temporary jobs for the area.

          The immediate area surrounding the Property consists of other multifamily, residential, commercial and retail development. The Property is readily accessible from Interstate 635 and North Dallas Tollway. The Property is an approximately 25-minute drive from the Dallas/Fort Worth International Airport and within 15 minutes from Dallas Central Business District.

         Description of the Property. The Property consists of 242 apartment units in 16 two-story buildings on approximately 9.4 acres of land. The Property was constructed in 1988.

         The Property offers 16 different unit types. The unit mix and rents being charged new tenants as of November, 1998 are as follows:

                                                         Approximate Interior
    Quantity                 Type                           Square Footage                  Monthly Rental
    --------                 ----                           --------------                  --------------
       36         One Bedroom/One Bathroom                      639                              $585
                  w/Drybar

       18         One Bedroom/One Bathroom                      639                               595
                  w/Fireplace

       18         One Bedroom/One Bathroom                      639                               605
                  w/Fireplace/Vaulted Ceilings

       34         One Bedroom/One Bathroom                      721                               625
                  w/Drybar

                                                         Approximate Interior
    Quantity                 Type                           Square Footage                  Monthly Rental
    --------                 ----                           --------------                  --------------
       26         One Bedroom/One Bathroom                      721                              $650
                  w/Fireplace

       12         One Bedroom/One Bathroom                      721                               660
                  w/Fireplace/Vaulted Ceilings

       10         One Bedroom/One                               812                               680
                  Bathroom/Sunroom w/Drybar

        2         One Bedroom/One                               812                               690
                  Bathroom/Sunroom w/Fireplace

       12         One Bedroom/One                               812                               700
                  Bathroom/Sunroom
                  w/Fireplace/Vaulted Ceilings

       10         One Bedroom/One Bathroom/Den                  875                               740
                  w/Drybar

       20         One Bedroom/One Bathroom/Den                  875                               745
                  w/Fireplace

       10         One Bedroom/One                               963                               785
                  Bathroom/Den/Sunroom
                  w/Fireplace

        8         Two Bedrooms/Two Bathrooms                    967                               815
                  w/Drybar

       16         Two Bedrooms/Two Bathrooms                    967                               825
                  w/Fireplace

        8         Two Bedrooms/Two                             1053                               875
                  Bathrooms/Sunroom
                  w/Fireplace/Vaulted Ceilings

        2         Two Bedrooms/Two Bathrooms TH                1141                               955
                  w/Fireplace

          The apartments provide a total of approximately 187,000 square feet of net rentable area.

         The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $181,500 for repairs and capital improvements to the Property. These repairs and improvements will include clubhouse renovations, exterior painting and interior upgrades.

         The following information is provided by the seller. Physical occupancy at the property averaged approximately 95% in 1995, 92% in 1996, 93% in 1997, and 93.2% during the first nine months of 1998. Leases at the property are generally for terms of one year or less. Physical occupancy averages for earlier time periods are not available. Average rental rates for the past five years have generally increased. As an example, a one bedroom, one bathroom apartment with a fire place and vaulted ceilings (639 square feet) rented for $475 in 1993, $485 in 1994, $504 in 1995, $514 in 1996 and $524 in 1997. The average effective annual rental per square foot at the property for 1993, 1994, 1995, 1996 and 1997 was $8.25, 8.43, 8.76, 8.93, and 9.10 , respectively.

         The Property has an outdoor swimming pool, deck and cabana, heated spa, fitness center with men's and women's locker rooms with showers and dry saunas, two open grills and picnic areas, a laundry facility, gazebos, covered parking and a controlled access gate with fountains. There is also a clubhouse with a leasing office.

         The buildings are wood-frame construction with a combination of brick veneer, painted wood siding and stucco on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

         Each apartment unit has wall-to-wall carpeting in the living area and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer with icemaker, electric range and oven, dishwasher and garbage disposal. All of the units include nine foot ceilings, miniblinds, vertical blinds, ceiling fans and washer/dryer connections. The owner of the property pays for cold water, sewer charges, gas (for hot water) and trash removal. The tenants pay for electricity service, which includes cooking, lighting, heating and air-conditioning.

         There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 93% at November 1, 1998.

         As of November 17, 1998, the Property was approximately 96% occupied.

         The following table sets forth the 1998 real estate tax information on the Property:

                                    Assessed
    Jurisdiction                     Value                 Rate                 Tax
    ------------                     -----                 ----                 ---
County of Collin                $9,203,807.00            $1.88805           $173,772.48
City of Dallas                   9,169,400.00             0.64910             59,518.58
--------------                                                                ---------
         Total                                                              $233,291.06

         The basis of the depreciable residential real property portion of the Property (currently estimated at about $9,207,124) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

         The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

         Material Factors Considered in Assessing the Property. The factors considered by the Advisor and the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

         1. The Dallas/Fort Worth area generally and the specific area in which the Property is located were perceived as being characterized by a diverse, stable and steadily growing economy. Accordingly, it was believed that such economy and its anticipated growth and development would support stable occupancy rates and reasonable increases in rents at the Property.

         2. Based upon an engineering report and its own inspections, the Advisor believes that the Property has been well maintained and is generally in good condition, although the Advisor believes that the planned repairs and improvements will allow an increase in rents at the Property.

         3. The Property has an advantageous location and is located in a rapidly-growing area proximate to centers of employment and retail development.

         Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the property, or $230,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

         The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.